510 Burrard St, 3rd Floor
Date: April 22, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GREAT PANTHER SILVER LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	May 17, 2013
Record Date for Voting (if applicable) :	May 17, 2013
Beneficial Ownership Determination Date :	May 17, 2013
Meeting Date :	June 27, 2013
Great Panther Silver Limited
Meeting Location (if available) :	Boardroom
800 - 333 Seymour Street
Vancouver, BC V6B 5A6
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013

Sincerely,

Computershare
Agent for GREAT PANTHER SILVER LIMITED